Exhibit 99.1

Theratechnologies Reports Financial Results

for the Second Quarter 2025

●  Q2 2025 total revenue of $17.7 million, and $36.8 million for the first six months of Fiscal 2025

●  Positive Adjusted EBITDA1 for the fifth straight quarter

●  Subsequent to quarter end, Theratechnologies entered into a definitive agreement to be acquired by an affiliate of Future Pak

Montreal – July 9, 2025 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a commercial-stage biopharmaceutical company, today reported business highlights and financial results for the second quarter 2025, ended May 31, 2025. All figures are in U.S. dollars unless otherwise stated.

“Demand for EGRIFTA SV® remains very strong and we are witnessing record high patient enrollments. During the first half of our fiscal year, we achieved close to $37 million in revenue despite an estimated negative impact of $10-$12 million from the EGRIFTA SV® shortage in the first quarter, which was subsequently resolved. Unique patients are back to normal levels, and new patient enrollments, another key metric, are at record highs. This, along with Trogarzo® net sales which have now stabilized as expected, indicates a return to our growth trajectory for the top and bottom lines in the coming quarters,” said Paul Lévesque, President and Chief Executive Officer. “We are on track to bring EGRIFTA WRTM, a new and improved version of this important medication for people with HIV, to the market in the third quarter, capitalizing on the momentum created in the last 12 months.”

Fiscal 2025 Revenue and Adjusted EBITDA Guidance

In light of the previously announced agreement to be acquired by an affiliate of Future Pak, the Company is withdrawing its Fiscal 2025 revenue and Adjusted EBITDA guidance and will not be providing updated guidance.

Summary of Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis (“MD&A”), and interim consolidated financial statements (“Interim Financial Statements”) for the three- and six- month periods ended May 31, 2025, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The MD&A and the Interim Financial Statements can be found on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and at www.theratech.com. Unless specified otherwise, all capitalized terms have the meaning ascribed thereto in our MD&A.

1 This is a non-IFRS measure that is forward looking. The amount indicated diverges significantly from amounts achieved historically. See “Non-IFRS and Non-US GAAP Measure” below for such historical amounts and a reconciliation thereof to the most directly comparable IFRS measure.

Revenue Summary for Second Quarter and First Half Fiscal 2025

(in thousands of dollars)

	Three months ended May 31		% change	Six months ended May 31		% change
	2025	2024		2025	2024
EGRIFTA SV® net sales	11,131	16,200	(31.3%)	25,011	25,786	(3.0%)
Trogarzo® net sales	6,598	5,817	13.4%	11,765	12,478	(5.7%)
Revenue	17,729	22,017	(19.5%)	36,776	38,264	(3.9%)

Revenue

For the three- and six-month periods ended May 31, 2025, consolidated revenue was $17,729,000 and $36,776,000, compared to $22,017,000 and $38,264,000 for the same periods ended May 31, 2024, representing year-over-year decreases of 19.5% for the second quarter and 3.9% for the first half of Fiscal 2025 versus Fiscal 2024.

For the second quarter of Fiscal 2025, net sales of EGRIFTA SV® were $11,131,000 compared to $16,200,000 in the second quarter of fiscal 2024, representing a decrease of 31.3% year-over-year. Lower sales of EGRIFTA SV® were mostly the result of lower unit sales (-24.9%), as a result of the supply disruption announced by the company in late 2024, and higher government chargebacks, rebates and others (-11.4%), mostly related to the Inflation Reduction Act (“IRA”), which includes new rebates enacted in late 2024 related to patients in the Medicare program. The decrease in sales was offset by a higher selling price (+5.0%).

Net sales for the six-month period ended May 31, 2025, amounted to $25,011,000 compared to $25,786,000 in the same period in 2024, representing a decrease of 3.0%. Lower sales of EGRIFTA SV® were mostly the result of lower unit sales (-6.2%), as a result of the supply disruption announced by the Company in late 2024, and higher government chargebacks, rebates and others (-2.4%), mostly related to the Inflation Reduction Act (“IRA”), which includes new rebates enacted in late 2024 related to patients in the Medicare program. The decrease in sales was offset by a higher average selling price (+5.6%).

Trogarzo® net sales in the second quarter of Fiscal 2025 amounted to $6,598,000 compared to $5,817,000 for the same quarter of 2024, representing an increase of 13.4% year-over-year. Higher sales of Trogarzo® in the quarter were mostly due to higher unit sales (+11.0%) and a higher selling price (+3.0%). Government rebates, chargebacks and others were stable in the quarter compared to Fiscal 2024.

For the six-month period ended May 31, 2025, Trogarzo® net sales were $11,765,000 compared to $12,478,000 in the same period in 2024, or a decrease of 5.7%. Lower sales of Trogarzo® in the period were mostly due to lower unit sales (-4.1%) and higher government rebates, chargebacks (-4.7%), which were offset by a higher average selling price (+3.1%).

Cost of Goods Sold

For the three- and six-months ended May 31, 2025, cost of goods sold was $4,699,000 and $8,182,000 compared to $4,547,000 and $9,831,000 for the same periods in fiscal 2024.

	Three months ended May 31				Six months ended May 31
	2025		2024		2025		2024
	($000s)	% of Revenue	($000s)	% of Revenue	($000s)	% of Revenue	($000s)	% of Revenue
EGRIFTA SV®	1,290	11.6%	1,549	9.6%	2,098	8.4%	3,436	9.6%
Trogarzo®	3,409	51.7%	2,998	51.5%	6,084	51.7%	6,395	51.5%
Total	4,699	26.5%	4,547	20.7%	8,182	22.2%	9,831	20.7%

For the six-month period ended May 31, 2025, EGRIFTA SV® cost of goods sold was reduced by the reversal of an inventory provision in the first quarter of 2025 ($713,000), which was recorded in the fourth quarter of 2024, related to the manufacturing of batches of F8 Formulation recorded prior to approval of the F8 Formulation by the FDA. In the six-month period ended May 31, 2024, EGRIFTA SV® cost of goods sold was increased by this inventory provision ($1,088,000). For the three- and six-month periods ended May 31, 2025, the percentage of revenue for the cost of goods sold of EGRIFTA SV® excluding these provision changes has increased, mainly due to higher raw materials prices. Trogarzo® cost of sales is contractually established at 52% of net sales, subject to periodic adjustment for returns or other factors.

R&D Expenses

R&D expenses in the three- and six-month periods ended May 31, 2025, amounted to $2,614,000 and $5,583,000 compared to $4,725,000 and $8,477,000 in the comparable periods of fiscal 2024. R&D expenses in the three-month period ended May 31, 2024 include the accelerated depreciation ($766,000) of equipment used as part of the preclinical oncology research activities, following the decision to cease early-stage R&D activities.

For the three- and six-month periods ended May 31, 2025, the decrease in R&D expenses is mainly explained by the reduction of spending in our oncology program, as well as lower spending on the F8 Formulation, which was approved in March 2025.

R&D expenses

(in thousands of dollars)

	Three months ended May 31			Six months ended May 31

	2025	2024	% change	2025	2024	% change

Oncology

Laboratory research and personnel	31	1,033*	-97%	63	1,366*	-95%

Pharmaceutical product development	13	44	-70%	61	157	-61%

Phase 1 clinical trial	68	588	-88%	153	977	-84%

Medical projects and education	242	278	-13%	448	504	-11%

Salaries, benefits and expenses	1,284	1,271	1%	2,726	2,614	4%

Regulatory activities	417	376	11%	874	807	8%

Trogarzo® IM formulation	-	6	-100%	-	26	-100%

Tesamorelin formulation development	260	448	-42%	832	1,052	-21%

F8 human factor studies	5	5	-%	(5)	7	-171%

European activities	46	50	-8%	57	52	10%

Travel, consultants, patents, options, others	343	308	11%	663	579	15%

Restructuring costs	-	318	-100%	-	336	-100%

Tax Credits	(95)	(33)	187%	(289)	(65)	344%

Total	2,614	4,725	-45%	5,583	8,477	-34%

* Including accelerated depreciation ($766,000) of equipment used in the oncology program, following the decision to cease R&D activities related to the oncology program

Selling Expenses

Selling expenses increased to $6,840,000 and $13,310,000 for the three- and six-month periods ended May 31, 2025, compared to $6,367,000 and $12,068,000 for the same periods last year. The increase in selling expenses Fiscal 2025, is due in large part to higher compensation expense, due to lower vacancies and hiring related to market preparation for the Ionis in-licensed products.

The amortization of the intangible asset value for the EGRIFTA SV® and Trogarzo® commercialization rights is also included in selling expenses. As such, we recorded amortization expense of $361,000 and $722,000 for the three- and six-month periods ended May 31, 2025 compared to $360,000 and $720,000 in the same periods of Fiscal 2024.

General and Administrative Expenses

General and administrative expenses in the three- and six-month periods ended May 31, 2025, amounted to $5,480,000 and $9,710,000 compared to $3,090,000 and $6,846,000 reported in the comparable periods of fiscal 2024. The increase in General and Administrative expenses in the second quarter of 2025 is largely due to professional fees ($1,359,000) incurred with respect to the sale process announced by the Company on April 15, 2025. The increases for the three- and six- month periods ended May 31, 2025 are also due to higher professional fees and higher stock-based compensation.

Adjusted EBITDA

Adjusted EBITDA was $906,000 for the second quarter of fiscal 2025 and $3,227,000 for the six-month period ended May 31, 2025, compared to $5,459,000 and $5,212,000 for the same periods of Fiscal 2024. The decrease is mainly explained by higher spending detailed above, and lower revenues attributable to the supply shortage of EGRIFTA SV® which occurred in the first quarter of Fiscal 2025. See “Non-IFRS and Non-US-GAAP Measure” below and “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net Finance Costs

Net finance costs for the three- and six-month periods ended May 31, 2025, were $2,312,000 and $3,783,000 compared to $2,183,000 and $4,308,000 for the comparable periods of Fiscal 2024. Net finance costs in the second quarter of Fiscal 2025 included interest of $995,000, versus $2,313,000 in the second quarter of Fiscal 2024 and a $1,074,000 loss on financial instruments carried at fair value. Net finance costs in the six-month period ended May 31, 2025 included interest of $2,001,000 versus $4,587,000 in the six-month period of Fiscal 2024 and a $1,524,000 loss on financial instruments carried at fair value. The decrease in interest expense is the result of the lower interest rates and lower long-term debt outstanding on the Company’s new credit facilities.

For the three-month and six-month periods ended May 31, 2025, the decrease in interest expense was offset by lower interest income as a result of our overall lower cash balances and by a loss on financial instruments carried at fair value.

Net finance costs for the three- and six-month periods ended May 31, 2025, also included accretion expense of $112,000 and $231,000, compared to $382,000 and $756,000 for the comparable periods in 2024.

Income Tax Expense

Income tax expense amounted to $246,000 and $553,000 in the three- and six-month periods ended May 31, 2025, versus $118,000 and $228,000 in the same periods last year. The increase in the three- and six month periods ended May 31, 2025 over the same periods of 2024 is attributable to the higher net fiscal income generated by our operations. The Company recorded $95,000 in Canadian federal non-refundable tax credits in the three-month period ended May 31, 2025 against research and development expenses, and $289,000 in the six-month period ended May 31, 2025, which largely offsets the Canadian federal income tax payable.

Net Loss (Profit)

Net loss for the second quarter ended May 31, 2025, amounted to $4,462,000 compared to a net profit of $987,000 in Fiscal 2024. For the six-month periods ended May 31, 2025 and 2024 the Company recorded net losses of $4,345,000 and $3,494,000, respectively.

Financial Position, Liquidity and Capital Resources

Liquidity and future operations

As part of the preparation of the Interim Financial Statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern.

As of the issuance date of the Interim Financial Statements, the Company expects that its existing cash and cash equivalents as of May 31, 2025, together with cash generated from its existing operations will be sufficient to fund its operating expenses and debt obligations requirements for at least the next 12 months from the issuance date of these interim financial statements. Considering the recent actions of the Company, material uncertainty that raised substantial doubt about the Company’s ability to continue as a going concern was alleviated effective from the first quarter interim financial statements.

For the six-month period ended May 31, 2025, the Company generated a net loss of $4,345,000 (2024- $3,494,000) and had positive cash flows from operating activities of $2,659,000 (2024- $(1,998,000)). As at May 31, 2025, cash amounted to $9,459,000 and the accumulated deficit was $421,196,000. The Company’s ability to continue as a going concern requires the Company to continue to achieve positive cash flows through revenues generation and managing expenses and meet the covenants of the TD Credit Agreement and the IQ Credit Agreement at all times, which require testing on a quarterly basis.

On January 9, 2025, the Company announced a temporary supply disruption for EGRIFTA SV® caused by an unexpected voluntary shutdown of the Company’s contract manufacturer’s facility in the third quarter of 2024 following an inspection by the US Food and Drug Administration. The manufacturer has resumed manufacturing of EGRIFTA SV®, in November 2024. In order to resume distribution of EGRIFTA SV®, the Company was required to file a Prior Approval Supplement (“PAS”) with the FDA describing the changes made by its manufacturer. The Company filed the PAS on December 18, 2024. On April 7, 2025, the FDA approved the PAS, allowing the Company to continue releasing EGRIFTA SV® to the market without further authorization from the FDA.

The Company’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from May 31, 2025 involves significant judgement and is dependent on continued generation of revenues including a successful transition from EGRIFTA SV® to EGRIFTA WR™ in order to be able to meet the Adjusted EBITDA covenants.

The Interim Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Analysis of cash flows

We ended the second quarter of Fiscal 2025 with $10,139,000 in cash, bonds and money market funds. Available cash is invested in highly liquid fixed income instruments including governmental and municipal bonds, and money market funds.

For the three-month period ended May 31, 2025, cash used by operating activities before changes in operating assets and liabilities was $1,679,000, compared to cash generated of $2,616,000 in the comparable period of Fiscal 2024.

In the second quarter of Fiscal 2025, changes in operating assets and liabilities had a positive impact on cash flow of $14,082,000 (2024-negative impact of $2,906,000). These changes included positive impacts from a decrease in accounts receivable ($10,989,000), an increase in accounts payable ($2,700,000), and higher provisions ($1,013,000). Higher inventories had a negative impact on cash flow of $755,000.

During the second quarter of Fiscal 2025, cash used by financing activities totalled $6,885,000 in cash, mostly related to the reimbursement of capital on the TD Bank Credit Facility ($6,786,000), which includes $5,000,000 drawn on the Revolving Credit Facility during the first quarter of 2025.

Reconciliation of Adjusted EBITDA

(In thousands of dollars)

	Three-month periods ended May 31		Six-month periods ended May 31
	2025	2024	2025	2024

Net income (loss)	(4,462)	987	(4,345)	(3,494)

Add :

Depreciation and amortization[2]	473	1,262	964	1,779

Net Finance costs[3]	2,312	2,183	3,783	4,308

Income taxes	246	118	553	228

Share-based compensation	978	340	1,626	967

Inventory provision[4]	-	251	(713)	1,088

Transaction costs	1,359	-	1,359	-

Restructuring costs	-	318	-	336

Adjusted EBITDA	906	5,459	3,227	5,212

2 Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.

3 Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense and amortization of deferred financing costs, interest expense, bank charges, gain or loss on financial instruments carried at fair value and loss on debt modification and gain on lease termination.

4 Inventory provision pending marketing approval of the F8 Formulation

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on Linkedin and X.

Non-IFRS and Non-US GAAP

The information presented in this press release includes a measure that is not determined in accordance with IFRS or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Company as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, impairment loss on intangible assets, income taxes, share-based compensation from stock options, certain transaction costs new this period), certain restructuring costs and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Company believes that this measure can be a useful indicator of its operational performance from one period to another. The Company uses this non-IFRS measure to make financial, strategic and operating decisions. “Adjusted EBITDA” is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Company to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. A quantitative reconciliation of Adjusted EBITDA is presented above under the table titled “Reconciliation of Adjusted EBITDA”.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding: (i) our expectations regarding tsales of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo®; and (ii) our ability and capacity to launch EGRIFTA WRTM successfully in the United States in the third quarter of 2025.

Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that (i) sales of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo® will grow over time; (ii) we will be successful in obtaining the reimbursement of EGRIFTA WRTM by public and private payors; (iii) we will have the ability to deliver EGRIFTA WRTM to pharmacies in the third quarter of 2025; (iv) our suppliers of EGRIFTA SV® and EGRIFTA WRTM will be able to manufacture these drugs and will be able meet market demands for these products; (v) the announcement of the acquisition of the Company by an affiliate of Future Pack will close (vi) the Company will not be involved in any material litigation; and (vii) we will be in compliance with the covenants, obligations and undertakings contained in the TD Credit Agreement and the IQ Credit Agreement.

Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to: (i) the Company’s ability and capacity to grow the sales of EGRIFTA SV®, EGRIFTA WRTM and Trogarzo® successfully in the United States; (ii) the Company’s capacity to meet supply and demand for its products; (iii) the market acceptance of EGRIFTA WRTM in the United States; (iv) the Company’s ability and capacity to provide pharmacies with EGRIFTA WRTM in the third quarter of 2025; (v) the Company’s ability to obtain reimbursement coverage for EGRIFTA WRTM; (vi) the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements; (vii) the Company’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; (viii) the success and pricing of other competing drugs or therapies that are or may become available in the marketplace; (ix) the discovery of a cure for HIV; (x) the Company’s failure to meet the terms and conditions set forth in the TD Credit Agreement and the IQ Credit Agreement resulting in an event of default and entitling the lenders to foreclose on all of our assets resulting in a material adverse effect on the Company and impeding the closing of its acquisition by an affiliate of Future Pack under the arrangement agreement; (xi) unknown safety or efficacy issues with our approved drug products causing a decrease in demand for those products or a recall; and (xii) the failure to close the transaction with an affiliate of Future Pack.

We refer current and potential investors to the risk factors described under Item 3.D of our annual information form filed under Form 20-F dated February 26, 2025 available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov under Theratechnologies’ public filings for additional risks related to the Company.

The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor inquiries:

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800